NEWS RELEASE
GLAMIS GOLD LTD.

For Immediate Release
Trading symbol: NYSE, TSX – GLG	March 20, 2006

GLAMIS GOLD EXECUTES DEFINITIVE AGREEMENT WITH WESTERN SILVER
March 20, 2006 — Reno, Nevada – Glamis Gold Ltd. (“Glamis”) (NYSE, TSX: GLG) is pleased to announce that it has signed a definitive Arrangement Agreement with Western Silver Corporation (“Western Silver”) (TSX: WTC; AMEX: WTZ) under which Glamis will acquire, through a previously announced plan of arrangement, all of the outstanding shares of Western Silver.
Under the agreement, each Western Silver shareholder will receive 0.688 of a Glamis common share and one share in a new exploration and development company called Western Copper Corporation for each issued Western Silver share. Western Silver will transfer to Western Copper Corporation approximately C$38 million in cash, its interest in the Carmacks Copper Project in the Yukon and the early-stage Alomoya exploration project in Mexico.
Complete details of the Arrangement Agreement will be included in an information circular expected to be filed and sent during the first week of April, 2006 to Western Silver shareholders of record as of March 24, 2006. A special meeting of Western Silver shareholders will take place on May 1, 2006 in order to vote on the transaction. Subsequent to approval at the shareholder meeting and receipt of regulatory and court approvals, the transaction is scheduled to close by May 3, 2006.
Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to over 700,000 ounces in 2007. The Company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
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Contact:	Jeff Wilhoit — Director, Investor Relations
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada 89502
(775) 827-4600 Ext. 3104
jeffw@glamis.com

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